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                                                                     Exhibit 8.2

               Form of Opinion of Jackson Tufts Cole & Black, LLP

Motorola, Inc.
Schaumburg, IL  60196

Re: Forward Triangular Merger of Starfish Software, Inc. into SS Acquisition Corporation in Exchange for Motorola Common Stock and Cash

     This opinion is being delivered to you pursuant to Section 9.16 of the Agreement and Plan of Merger (the "Agreement") dated as of July 1, 1998, by and among Motorola, Inc., a Delaware corporation ("Motorola"), SS Acquisition Corp., a California corporation and wholly-owned subsidiary of Motorola ("Sub"), and Starfish Software, Inc., a California corporation ("Starfish"), as amended by Amendment No. 1 dated as of July __, 1998 (the "Agreement") and in connection with the filing of a registration statement on Form S-4 of a Proxy Statement/Prospectus pursuant to the Agreement (the "Registration Statement"). Pursuant to the Agreement, Starfish will merge with and into Sub (the "Merger"). Except as otherwise noted, capitalized terms used herein have the same meaning given to such terms in the Agreement.

     We have acted as special counsel to Motorola in connection with the preparation and execution of the Agreement, and have examined the Agreement and the exhibits and schedules thereto. In addition, we have received written representations pertaining to the Merger from Motorola, Starfish and certain shareholders of Starfish. Our opinion is based upon the understanding that such written representations are accurate, that the material facts are as described in the Agreement and appurtenant documents and that the Merger will be effected in accordance with the terms set forth in the Agreement. In rendering our opinion we have relied upon such documents and the foregoing representations without independently verifying the accuracy and completeness of the matters covered thereby.

     Based upon the foregoing and subject to the assumptions, exceptions, limitations and qualifications set forth herein, it is our opinion that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") for United States federal income tax purposes.

     Our opinion is limited to the classification of the Merger as a "reorganization" under Section 368(a) of the Code, and no opinion is expressed as to any other matter, including the tax consequences of the Merger under the Code, under the laws of the various state and local governments or under the laws of any other jurisdiction. We express no opinion regarding any tax aspect or ramification of the Merger apart from the opinion specifically set forth above.

     An opinion of counsel does not bind the Internal Revenue Service or preclude it or a court from taking a position contrary to the opinion. The Merger does not comply with the guidelines published by the Internal Revenue Service for the issuance of advance rulings; these guidelines are, however, for ruling purposes only and do not purport to state substantive law. This opinion is rendered in connection with the Agreement. This opinion is based upon our best judgment regarding the application of the Code, the Treasury Regulations issued thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this opinion. All of such authority is subject to change, including retroactive change. We disclaim any obligation to advise of any developments in areas covered by this opinion that occur after the date of this opinion.

     This opinion may not be relied upon for any other purpose without our written consent. We hereby consent, however, to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name wherever appearing in the Registration Statement, including the Proxy Statement/Prospectus constituting a part thereof, and any amendments thereto.

JACKSON TUFTS COLE & BLACK, LLP

______ __, 1998